Exhibit 99.1

Pfizer and BioNTech Initiate Application to European Medicines Agency for Omicron XBB.1.5-Adapted Monovalent COVID-19 Vaccine

•The application reflects guidance from EMA and other major health authorities to provide COVID-19 vaccines better matched to currently circulating sublineages
•The companies expect to be ready to ship the adapted vaccines to EU member states immediately following regulatory approval
•Application in the U.S. expected to follow in the coming days

NEW YORK and MAINZ, GERMANY, June 23, 2023 — Pfizer Inc. (NYSE: PFE) and BioNTech SE (Nasdaq: BNTX) today announced they have initiated the submission of a variation to the European Medicines Agency (EMA) for their Omicron XBB.1.5-adapted monovalent COVID-19 vaccine for the 2023-2024 fall and winter season. The application reflects guidance from the EMA and other health authorities that updated vaccines targeting Omicron XBB.1 sublineages may help to maintain protection against COVID-19 during the upcoming fall and winter season, when COVID-19 case rates and hospitalizations are expected to increase.i

Should the application be approved, the Omicron XBB.1.5-adapted monovalent COVID-19 vaccine will be distributed under the brand name COMIRNATY® Omicron XBB.1.5 for individuals 6 months of age and older. The companies expect to be ready to ship Omicron XBB.1.5-adapted monovalent COVID-19 vaccine doses to EU member states immediately following regulatory approval.

The Omicron XBB sublineages are accounting for the majority of COVID-19 cases globallyii and are antigenically distant from prior circulating SARS-CoV-2 lineages, including Omicron BA.4/BA.5 and the original SARS-CoV-2 strain. Although Omicron BA.4/BA.5-adapted bivalent vaccines provide some protection against a range of outcomes from XBB-related COVID-19,iii evidence suggests that vaccines better matched to currently circulating sublineages can help further improve protection against symptomatic disease and severe COVID-19.iv

Pfizer and BioNTech intend to also file an application with the U.S. Food and Drug Administration in the coming days and other regulatory authorities shortly after.

The Pfizer-BioNTech COVID-19 vaccines (COMIRNATY®) are based on BioNTech’s proprietary mRNA technology and were developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder for BNT162b2 (Original) and BNT162b2 Bivalent (Original and Omicron BA.4/BA.5) in the European Union, the United Kingdom, Canada and other countries, and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. BioNTech is also the Biologics License Holder for BNT162b2 (Original) in the United States.

AUTHORIZED USE IN THE EU:
COMIRNATY® ▼ (the Pfizer-BioNTech COVID-19 vaccine) has been granted standard marketing authorization (MA) by the European Commission to prevent coronavirus disease 2019 (COVID-19) in people aged 5 years and older. The vaccine is administered as a 2-dose series, 3 weeks apart. Adults and adolescents from the age of 12 are given 30 micrograms per dose; children aged 5 to 11 years are given 10 micrograms per dose. In addition, the MA has been expanded to include a booster dose (third dose) at least 3 months after the second dose in individuals 12 years of age and older. A third primary course dose may be administered at least 28 days after the second dose to people aged 5 years and older with a severely weakened immune system. The European Medicines Agency’s (EMA’s) Committee for Medicinal Products for Human Use (CHMP) has completed its rigorous evaluation of COMIRNATY, concluding by consensus that sufficiently robust data on the quality, safety and efficacy of the vaccine are now available.

In addition, COMIRNATY has also been granted standard MA for two adapted vaccines: COMIRNATY Original/Omicron BA.1, which contains mRNA encoding for the spike protein of the wild-type and of the Omicron BA.1 subvariant of SARS-CoV-2; and COMIRNATY Original/Omicron BA.4-5, which contains mRNA encoding for the spike protein of the wild-type and of the Omicron BA.4/BA.5 subvariant of SARS-CoV-2. COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may be administered as a booster in people aged 12 years and older who have received at least a primary vaccination course against COVID-19. There should be an interval of at least 3 months between administration of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 and the last prior dose of a COVID-19 vaccine.

IMPORTANT SAFETY INFORMATION
•Events of anaphylaxis have been reported. Appropriate medical treatment and supervision should always be readily available in case of an anaphylactic reaction following the administration of the vaccine.
•There is an increased, but very rare risk (<1/10,000 cases) of myocarditis and pericarditis following vaccination with COMIRNATY. These conditions can develop within just a few days after vaccination and have primarily occurred within 14 days. They have been observed more often after the second vaccination, and more often in younger males. Available data suggest that the course of myocarditis and pericarditis following vaccination is not different from myocarditis or pericarditis in general. The risk of myocarditis after a booster dose of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 has not yet been characterized.
•Rare cases of acute peripheral facial paralysis; uncommon incidence of insomnia, hyperhidrosis and night sweats; and unknown incidence of paraesthesia, hypoaesthesia, erythema multiforme, heavy menstrual bleeding, extensive swelling of limb and facial swelling have been identified in post-marketing experience.
•Anxiety-related reactions, including vasovagal reactions (syncope), hyperventilation or stress‐related reactions (e. g. dizziness, palpitations, increases in heart rate, alterations in blood pressure, tingling sensations and sweating) may occur in association with the vaccination process itself. Stress-related reactions are temporary and resolve on their own. Individuals should be advised to bring symptoms to the attention of the vaccination provider for evaluation. It is important that precautions are in place to avoid injury from fainting.
•Vaccination should be postponed in individuals suffering from acute severe febrile illness or acute infection. The presence of a minor infection and/or low-grade fever should not delay vaccination.
•As with other intramuscular injections, the vaccine should be given with caution in individuals receiving anticoagulant therapy or those with thrombocytopenia or any coagulation disorder (such as haemophilia) because bleeding or bruising may occur following an intramuscular administration in these individuals.
•The efficacy, safety and immunogenicity of the vaccine has not been assessed in immunocompromised individuals, including those receiving immunosuppressant therapy. The efficacy of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may be lower in immunosuppressed individuals.
•As with any vaccine, vaccination with COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may not protect all vaccine recipients. Individuals may not be fully protected until 7 days after their second dose of the vaccine.

•Adverse reactions observed during clinical studies are listed below according to the following frequency categories: Very common (≥ 1/10), Common (≥ 1/100 to < 1/10), Uncommon (≥ 1/1,000 to < 1/100), Rare (≥ 1/10,000 to < 1/1,000), Very rare (< 1/10,000).
•Very common side effects: injection site pain, injection site swelling, tiredness, headache, muscle pain, chills, joint pain, diarrhea, fever
•Common side effects: injection site redness, nausea, vomiting
•Uncommon side effects: enlarged lymph nodes (more frequently observed after the booster dose), feeling unwell, arm pain, insomnia, injection site itching, allergic reactions such as rash or itching, feeling weak or lack of energy/sleepy, decreased appetite, excessive sweating, night sweats
•Rare side effects: temporary one-sided facial drooping, allergic reactions such as hives or swelling of the face
•Very rare side effects: inflammation of the heart muscle (myocarditis) or inflammation of the lining outside the heart (pericarditis), which can result in breathlessness, palpitations or chest pain, anaphylaxis, extensive swelling of vaccinated limbs; facial swelling, pins and needles/tingling, reduced sense of touch or sensation, a skin reaction that causes red spots or patches on the skin
•A large amount of observational data from pregnant women vaccinated with the initially approved COMIRNATY vaccine during the second and third trimester have not shown an increase in adverse pregnancy outcomes. While data on pregnancy outcomes following vaccination during the first trimester are presently limited, no increased risk for miscarriage has been seen. COMIRNATY can be used during pregnancy. No effects on the breast-fed newborn/infant are anticipated since the systemic exposure of breast-feeding woman to the initially approved COMIRNATY vaccine is negligible. Observational data from women who were breast-feeding after vaccination have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY can be used during breast-feeding.
•No data are available yet regarding the use of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 during pregnancy. Since differences between products are confined to the spike protein sequence, and there are no clinically meaningful differences in reactogenicity between those COMIRNATY variant-adapted vaccines that have been clinically evaluated, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 can be used during pregnancy.
•No data are available yet regarding the use of COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 during breast-feeding. Observational data from women who were breast-feeding after vaccination with the initially approved COMIRNATY vaccine have not shown a risk for adverse effects in breast-fed newborns/infants. COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 can be used during breast-feeding
•Interactions with other medicinal products or concomitant administration of COMIRNATY, COMIRNATY Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 with other vaccines has not been studied.
•Animal studies with COMIRNATY Original do not indicate direct or indirect harmful effects with respect to reproductive toxicity.
•The safety of a COMIRNATY Original/Omicron BA.1 booster dose in individuals from 18 to ≤ 55 years of age is extrapolated from safety data from a subset of 315 adults 18 to ≤ 55 years of age who received a booster (fourth dose) of Omicron BA.1 30 µg (monovalent) after completing 3 doses of COMIRNATY. The most frequent adverse reactions in these participants 18 to ≤ 55 years of age were injection site pain (> 70%), fatigue (> 60%), headache (> 40%), myalgia (> 30%), chills (> 30%) and arthralgia (> 20%).
•In a subset from Study 4 (Phase 3), 305 adults > 55 years of age who had completed 3 doses of Comirnaty, received a booster (fourth dose) of Comirnaty 5 to 12 months after receiving Dose 3. Participants who received a booster (fourth dose) of Comirnaty had a median follow-up time of at least 1.7 months up to a data cut-off date of 16 May 2022. The overall safety profile for the

Comirnaty booster (fourth dose) was similar to that seen after the Comirnaty booster (third dose). The most frequent adverse reactions in participants > 55 years of age were injection site pain (> 60%), fatigue (> 40%), headache (> 20%), myalgia and chills (> 10%).
•The safety of a booster dose of COMIRNATY Original/Omicron BA.4-5 is inferred from safety data for a booster dose of COMIRNATY Original/Omicron BA.1, as well as for a booster dose of COMIRNATY Original.
•The duration of protection afforded by the vaccine is unknown as it is still being determined by ongoing clinical trials. As with any vaccine, vaccination with Comirnaty Original/Omicron BA.1 or COMIRNATY Original/Omicron BA.4-5 may not protect all vaccine recipients
•For complete information on the safety of COMIRNATY, COMIRNATY Original/Omicron BA.1 and COMIRNATY Original/Omicron BA.4-5, always make reference to the approved Summary of Product Characteristics and Package Leaflet available in all the languages of the European Union on the EMA website.

The black equilateral triangle ▼ denotes that additional monitoring is required to capture any adverse reactions. This will allow quick identification of new safety information. Individuals can help by reporting any side effects they may get. Side effects can be reported to medinfo@biontech.de, www.biontech.com or directly to BioNTech using email, telephone +49 6131 9084 0, or via the website.

About Pfizer: Breakthroughs That Change Patients’ Lives
At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world's premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.pfizer.com. In addition, to learn more, please visit us on and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice
The information contained in this release is as of June 23, 2023. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162 mRNA vaccine program, and the Pfizer-BioNTech COVID-19 Vaccine, the Pfizer-BioNTech COVID-19 Vaccine, Bivalent (Original and Omicron BA.4/BA.5), the Comirnaty Original/Omicron BA.1 Vaccine, and Comirnaty Original/Omicron BA.4/BA.5 Vaccine, defined collectively herein as COMIRNATY (including a marketing authorization application to the European Medicines Agency (EMA) for a monovalent XBB.1.5-adapted COVID-19 vaccine for the 2023-2024 fall and winter season for individuals 6 months of age and older, plans to submit applications for a monovalent XBB.1.5-adapted COVID-19 vaccine to the U.S. Food and Drug Administration (FDA) and other regulatory authorities, planned regulatory submissions, qualitative assessments of available data, potential benefits, expectations for clinical trials, potential regulatory submissions, the anticipated timing of data readouts, regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with pre-clinical and clinical data (including Phase 1/2/3 or Phase 4 data for COMIRNATY, any monovalent, bivalent or variant-adapted vaccine candidates or any other vaccine candidate in the BNT162 program, including the data discussed in this release) in any of our studies in pediatrics, adolescents, or adults or real world evidence, including the possibility of unfavorable new pre-clinical, clinical or safety data and further analyses of existing pre-clinical, clinical or safety data or further information regarding the quality of pre-clinical, clinical or safety data, including the risk that additional data against newer Omicron sublineages could differ from previously reported data; the ability to produce comparable clinical or other results for COMIRNATY, any monovalent, bivalent or variant-adapted vaccine candidates or other vaccines that may result from the BNT162 program or any other COVID-19 program, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies, in real world data studies or in larger, more diverse populations following commercialization; the ability of COMIRNATY, any monovalent, bivalent or variant-adapted vaccine candidates or any future vaccine to prevent COVID-19 caused by emerging virus variants; the risk that use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that pre-clinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program or other COVID-19 programs will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from existing or future pre-clinical and clinical studies; whether and when submissions to request emergency use or conditional marketing authorizations for COMIRNATY or any future vaccines in additional populations, for a potential booster dose for COMIRNATY, any monovalent or bivalent vaccine candidates or any potential future vaccines (including potential future annual boosters or re-vaccinations), and/or other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for COMIRNATY, any monovalent or bivalent vaccine candidates or any other potential vaccines that may arise from the BNT162 program, including a potential variant-based, higher dose, or bivalent vaccine or any other potential vaccines, and if obtained, whether or when such emergency use authorizations or licenses, or existing emergency use authorizations, will expire or terminate; whether and when any applications that may be pending or filed for COMIRNATY (including any requested amendments to the emergency use or conditional marketing authorizations), any monovalent, bivalent or variant-adapted vaccine candidates (including the marketing authorization application to the EMA for the monovalent XBB.1.5-adapted COVID-19 vaccine), or other vaccines that may result from the BNT162 program or any other COVID-19 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including the authorization or approval of products or therapies developed by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers, including our relationship with BioNTech; the risk that demand for any products may be reduced, no longer exist or not meet expectations, which may lead to excess inventory on-hand and/or in the channel or reduced revenues; the risk that other companies may produce superior or competitive products; risks related to the availability of raw materials to manufacture or test a vaccine; challenges related to our vaccine’s formulation, dosing schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or potential future annual boosters or re-vaccinations or new variant-based or next generation vaccines; the risk that we may not be able to maintain manufacturing capacity or access to logistics or supply channels commensurate with global demand for our vaccines, which would negatively impact our ability to supply our vaccines within the projected time periods; whether and when additional supply agreements will be reached or existing agreements will be completed or renegotiated; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public confidence in, or awareness of COMIRNATY; the uncertainties inherent in business and financial planning, including, without limitation, risks related to Pfizer’s business and prospects, adverse developments in Pfizer’s markets, or adverse developments in the U.S. or global capital markets, credit markets, regulatory environment or economies generally; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.
A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at at www.sec.gov and www.pfizer.com.
About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bispecific immune checkpoint modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including DualityBio, Genmab, Sanofi, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, OncoC4, and Pfizer. For more information, please visit www.BioNTech.com.
BioNTech Forward-looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer including the program to develop a COVID-19 vaccine and COMIRNATY (COVID-19 vaccine, mRNA) (BNT162b2), including the submission to the EMA to extend the approval of COMIRNATY to include the Omicron XBB.1.5-adapted monovalent COVID-19 vaccine for individuals 6 months of age and older and other planned regulatory submissions, qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply; our expectations regarding the potential characteristics of BNT162b2, including the Omicron XBB.1.5-adapted monovalent COVID-19 vaccine, any other monovalent or bivalent vaccine candidates or any future vaccine, in our clinical trials and/or in commercial use based on data observations to date; the timing for submission of data for, or receipt of, any marketing approval or EUA; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; and the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability of BNT162b2, including any monovalent or bivalent vaccine candidates or any other future vaccine to prevent COVID-19 caused by emerging virus variants; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including Phase 1/2/3 or Phase 4 data), including the data discussed in this release for the Omicron XBB.1.5-adapted monovalent vaccine, any other monovalent or bivalent vaccine candidates or any other vaccine candidate in the BNT162 program in any of our studies in pediatrics, adolescents, or adults or real world evidence, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the expected time point for additional readouts on efficacy data in our clinical trials; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; the ability of BioNTech to supply the quantities of BNT162, including any monovalent or bivalent vaccine candidates or any other future vaccine, to support clinical development and market demand; that demand for any products may be reduced or no longer exist which may lead to reduced revenues or excess inventory; the availability of raw materials to manufacture a vaccine; our vaccine’s formulation, dosing schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by BioNTech or Pfizer; the ability to successfully develop other vaccine formulations, booster doses or potential future boosters or re-vaccinations or new variant-based vaccines; the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of any trial or in larger, more diverse populations; the ability to maintain or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on BioNTech’s trials, business and general operations; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Quarterly Report as Form 6-K for the quarter ended March 31, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”) on May 8, 2023, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

Pfizer:
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PfizerMediaRelations@pfizer.com

Investor Relations
+1 (212) 733-4848
IR@pfizer.com
BioNTech:
Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Victoria Meissner, M.D.
+1 617 528 8293
Investors@biontech.de

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ii World Health Organization. COVID-19 Weekly Epidemiological Update Edition 147 published 15 June 2023. Available at: https://covid19.who.int/?adgroupsurvey=%7badgroupsurvey%7d&gclid=CjwKCAjwhdWkBhBZEiwA1ibLmNg1IUP3y8n0DbLG3tC6aboX2xB5JNasOXiEaiEdeOM7MI3YClVE6RoCkhsQAvD_BwE
iii Link-Gelles R, Ciesla AA, Roper LE, et al. Early Estimates of bivalent mRNA booster dose vaccine effectiveness in preventing symptomatic SARS-CoV-2 infection attributable to Omicron BA.5– and XBB/XBB.1.5–related sublineages among immunocompetent adults — Increasing community access to testing program, United States, December 2022–January 2023. MMWR Morb Mortal Wkly Rep 2023;72:119–124. doi: http://dx.doi.org/10.15585/mmwr.mm7205e1
iv Khoury DS, Docken SS, Subbarao K, Kent SJ, Davenport MP, Cromer D. Predicting the efficacy of variant-modified COVID-19 vaccine boosters. Nature Medicine. 2023 Mar;29(3):574-8